Management's Discussion and Analysis

For the period ended June 30, 2007

1

Management's Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three and six months ended June 30, 2007 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Information included in this MD&A and the Consolidated Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise stated.

This document contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes.  Readers are referred to the advisories concerning such matters under the heading “Advisories” at the end of this MD&A.

This MD&A is dated August 7, 2007. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas.  Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States.  Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s principal properties while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.  In addition, Paramount has spun-out three public entities: Paramount Energy Trust in March, 2003; Trilogy Energy Trust (“Trilogy”) in April, 2005; and most recently, MGM Energy Corp. (“MGM Energy”) in January 2007.

Financial Highlights
	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as noted)	2007	2006	2007	2006

Funds flow from operations(1)	18.0	65.8	60.9	108.2
Per share - diluted ($/share)	0.25	0.95	0.85	1.57

Net earnings	671.0	111.9	654.9	119.6
Per share - diluted ($/share)	9.34	1.61	9.15	1.74

Petroleum and natural gas sales	80.9	73.7	159.7	161.6

Total assets			1,897.6	1,380.8

Long-term debt(2)			386.6	384.4

Net debt(1) ,(2)			(131.7)	499.6

(1) Funds flow from operations and net debt are non-GAAP measures.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

(2) Excludes debt financing costs.

Funds Flow From Operations

Paramount’s funds flow from operations decreased by $47.8 million in the second quarter of 2007 to $18.0 million from $65.8 million in the second quarter of 2006.  This decrease was primarily due to:

•

Lower realized gains on financial forward commodity contracts;

•

Higher interest expense;

•

Lower cash distributions received from Trilogy; and

•

Other items shown in the table below.

These items were partially offset by:

•

Increases in natural gas sales volumes and realized prices;

•

Lower cash stock based compensation expense; and

•

Other items shown in the table below.

Funds flow from operations for the six month period ended June 30 decreased $47.3 million from $108.2 million in 2006 to $60.9 million in 2007. Significant variances include, higher interest expense, lower cash distributions from Trilogy, and lower realized natural gas prices in 2007 relative to 2006.

The following table summarizes the primary variances in funds flow from operations between the three and six months ended June 30, 2006 and the three and six months ended June 30, 2007:

($ millions)	Three Months Ended June 30 2006 to 2007	Six Months Ended June 30 2006 to 2007
Funds Flow From Operations - 2006	65.8	108.2

Favourable (unfavourable) variance

Volume variance – natural gas	4.3	6.0
Volume variance – oil and NGLs	0.8	2.4
Price variance – natural gas	2.9	(9.9)
Price variance – oil and NGLs	(0.8)	(0.4)
Realized gain on financial instruments	(29.8)	(6.8)
Royalties	(4.8)	(1.6)
Operating expense	(1.7)	(6.2)
General and administrative expense	(2.4)	(3.9)
Stock-based compensation expense	2.1	4.2
Interest expense	(6.6)	(11.3)
Foreign exchange	(2.2)	(2.7)
Distributions from equity investments	(5.3)	(12.0)
Taxes	(2.0)	(1.2)
Other	(2.3)	(3.9)
Total variance	(47.8)	(47.3)
Funds Flow From Operations - 2007	18.0	60.9

Net Earnings

Paramount’s net earnings increased in the second quarter of 2007 to $671.0 million from net earnings of $111.9 million in the second quarter of 2006.  The increase in net earnings is primarily due to:

•

Higher realized gains on disposal of investments as a result of Paramount’s disposal of its investment in North American Oil Sands Corporation (“North American”) shares;

•

Higher realized gains on disposal of property, plant and equipment as a result of the disposal of the Surmont properties; and

•

Higher unrealized gains on foreign exchange.

These increases were partially offset by decreases in funds flow from operations as well as:

•

Higher tax expense;

•

Lower dilution gains;

•

Higher depletion, depreciation and accretion; and

•

Other items shown in the table below.

Net earnings for the six month period ended June 30 increased $535.3 million from $119.6 million in 2006 to $654.9 million in 2007. Significant variances are consistent with the second quarter and in addition include higher unrealized losses on financial instruments, and higher dry hole expense, primarily from MGM Energy’s winter drilling program.

The following table summarizes the primary variances in net earnings between the three and six months ended June 30, 2006 and the three and six months ended June 30, 2007.

($ millions)	Three Months Ended June 30 2006 to 2007	Six Months Ended June 30 2006 to 2007

Net Earnings - 2006	111.9	119.6

Favourable (unfavourable) variance

Impact of variances in funds flow from operations	(47.8)	(47.3)
Unrealized gain (loss) on financial instruments	10.4	(43.6)
Gain (loss) on sale of investments	528.7	528.7
Stock-based compensation – non cash portion	(7.8)	16.7
Exploration	(1.1)	5.3
Dry hole	12.2	(28.7)
Depletion, depreciation and accretion	(8.4)	(7.4)
Unrealized foreign exchange gain (loss)	22.7	28.2
Future income tax (recovery) expense	(149.0)	(121.0)
Income from equity investments and other	(87.5)	(92.2)
Gain on disposal of property, plant, and equipment	280.4	280.2
Non-controlling interest	1.1	11.5
Other	5.2	4.9
Total variance	559.1	535.3
Net Earnings - 2007	671.0	654.9

Significant Events

Investment and Property Dispositions

On June 29, 2007, Paramount received gross cash proceeds of $682.4 million on the sale of all 34.1 million shares of North American it owned, resulting in a before tax gain of $528.6 million.

On June 4, 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta (“Surmont Assets”) for consideration of $301.7 million plus closing adjustments, resulting in a before tax gain of $271.0 million.  Total proceeds included $75 million in cash, a $75 million interest bearing note receivable due June 30, 2008, and common shares of the purchaser, MEG Energy Corp. (“MEG”), having a value of $151.7 million. This investment in common shares of MEG allows Paramount and its shareholders to continue to participate in the potential of SAGD development of the Athabasca Oilsands, principally at Surmont and Christina Lake, without the associated capital commitments.

During the quarter Paramount received approximately $17.5 million from the disposition of non-core principal properties resulting in gains of approximately $11.2 million.

MGM Spinout and Dilution

On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Through the MGM Spinout:

•

Paramount’s shareholders received an aggregate of approximately 2.8 million common shares of MGM Energy (“MGM Shares”) and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•

Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•

MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount Resources Ltd.

As a result of the MGM Spinout, the carrying value of Paramount’s Common Shares was reduced by $3.5 million, retained earnings was reduced by $5.9 million and future tax liability was increased by $3.3 million.  The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.

MGM Energy - Basis of Presentation

Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding MGM Shares, and MGM Energy’s financial position, results of operations and cash-flows were included in the consolidated financial statements of Paramount.  As a result of the May 30, 2007 issuance of 54.7 million MGM Shares by MGM Energy, Paramount owned approximately 20 percent of the issued and outstanding MGM Shares on May 30, 2007.

Accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

Financial Information Summary

The following table summarizes amounts in respect of MGM Energy, from January 12, 2007 to May 29, 2007, included in Paramount’s consolidated income statement for the six months ended June 30, 2007.  The information included in the table below is provided for informational purposes only, and readers are cautioned that all amounts in the stand alone financial statements of MGM Energy do not necessarily agree to the table below as a result of the impact of consolidating and other adjustments made.

($ millions)	Paramount excluding MGM Energy	MGM Energy	Paramount Consolidated

Revenue(1)	117.9	-	117.9

Expenses
Operating	43.0	-	43.0
Transportation	8.5	-	8.5
General and administrative	15.7	2.5	18.2
Stock-based compensation	(4.1)	0.8	(3.3)
Depletion, depreciation and accretion	74.9	-	74.9
Exploration	7.3	0.5	7.8
Dry hole	12.8	34.8	47.6
Interest	25.3	0.1	25.4
	183.4	38.7	222.1
Other
Gain on disposal of assets and other	(320.5)	-	(320.5)
Income from equity investments and other	(556.7)	(0.5)	(557.2)
Income and other tax expense (recovery)	137.6	(7.4)	130.2
Non-controlling interest	(11.6)	-	(11.6)
Net earnings	685.7	(30.8)	654.9

(1) Petroleum and natural gas sales minus loss on financial instruments minus royalties.

Results of Operations

Revenue

	Three Months Ended June 30			Six Months Ended June 30
($ millions)	2007	2006	% Change	2007	2006	% Change
Natural gas sales	60.1	52.9	14	119.0	122.9	(3)
Oil and NGLs sales	20.8	20.8	-	40.7	38.7	5
Total	80.9	73.7	10	159.7	161.6	(1)

Revenue from natural gas, oil and NGLs sales in the second quarter of 2007 was $80.9 million, an increase of 10 percent from the second quarter of 2006 due largely to higher natural gas production at the Kaybob Corporate Operating Unit (“Kaybob”) and the Southern Corporate Operating Unit (“Southern”) and higher realized natural gas prices. These increases were partially offset by natural gas production decreases at the Northern Corporate Operating Unit (“Northern”) and the Grande Prairie Corporate Operating Unit (“Grande Prairie”) where production has decreased primarily as a result of higher pipeline pressures at Mirage and a shut down at two third party plants.

Revenue for the six month period ended June 30, 2007 was $159.7 million, a decrease of $1.9 million from the prior year comparable period of $161.6 million due primarily to lower year to date realized natural gas prices.  The impact of these decreases was largely offset by higher natural gas sales volumes at Kaybob and Southern.

The following table shows the impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006:

($ millions)	Natural gas	Oil and NGLs	Total
Revenue – three months ended June 30, 2006	52.9	20.8	73.7
Effect of changes in prices	2.9	(0.8)	2.1
Effect of changes in sales volumes	4.3	0.8	5.1
Revenue – three months ended June 30, 2007	60.1	20.8	80.9

($ millions)	Natural gas	Oil and NGLs	Total
Revenue – six months ended June 30, 2006	122.9	38.7	161.6
Effect of changes in prices	(9.9)	(0.4)	(10.3)
Effect of changes in sales volumes	6.0	2.4	8.4
Revenue – six months ended June 30, 2007	119.0	40.7	159.7

Sales Volumes

The following table provides a comparison of average daily sales volumes by corporate operating unit, between the second quarter of 2007 and the second quarter of 2006:

	Three Months Ended June 30
	2007			2006			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	26.5	523	4,937	14.0	511	2,850	12.5	12	2,087
Grande Prairie	12.7	673	2,791	14.6	532	2,968	(1.9)	141	(177)
Northern	29.3	963	5,841	37.2	999	7,207	(7.9)	(36)	(1,366)
Southern	19.8	1,401	4,713	15.1	1,370	3,885	4.7	31	828
Other	1.2	1	198	2.3	11	387	(1.1)	(10)	(189)
Total	89.5	3,561	18,480	83.2	3,423	17,297	6.3	138	1,183

Second quarter 2007 average daily natural gas sales volumes increased to 89.5 MMcf/d compared to 83.2 MMcf/d in the second quarter of 2006.  Volumes increases from new wells brought on production in the Musreau, Smoky, and Resthaven areas of Kaybob, and the Chain area of Southern more than offset volume declines in other corporate operating units, primarily Maxhamish and Bistcho in Northern.

Second quarter 2007 average daily oil and NGLs sales volumes increased to 3,561 Bbl/d compared to 3,423 Bbl/d in the first quarter of 2007, primarily as a result of increases in sales volumes in the Ante Creek and Crooked Creek area of Grande Prairie.

The following table provides a comparison of average daily sales volumes by corporate operating unit, between the six months ended June 30, 2007 and six months ended June 30, 2006:

	Six Months Ended June 30
	2007			2006			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	24.2	465	4,495	13.8	427	2,725	10.4	38	1,770
Grande Prairie	13.1	778	2,961	15.0	462	2,961	(1.9)	316	-
Northern	28.3	976	5,689	35.9	1,029	7,014	(7.6)	(53)	(1,325)
Southern	20.1	1,379	4,719	15.8	1,450	4,082	4.3	(71)	637
Other	1.6	-	265	2.6	13	443	(1.0)	(13)	(178)
Total	87.3	3,598	18,129	83.1	3,381	17,225	4.2	217	904

Factors resulting in volume variances for the six months ended June 30, 2007 compared to June 30, 2006 are generally consistent with those for the three months period.

Commodity Prices

The table below shows key commodity price benchmarks and foreign exchange rates:

	Three Months Ended			Six Months Ended
	June 30 2007	June 30 2006	% Change	June 30 2007	June 30 2006	% Change

Natural Gas
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMbtu)	7.55	6.79	11	7.16	7.88	(9)
AECO monthly average:
Cdn$/GJ	6.99	5.95	17	7.03	7.37	(5)
US$/MMbtu	6.66	5.56	20	6.51	6.83	(5)

Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	65.03	70.70	(8)	61.65	67.09	(8)
Edmonton par monthly average (Cdn$/Bbl)	72.62	78.98	(8)	70.19	74.20	(5)

Foreign Exchange
Monthly average of Company’s banker (Cdn$/1US$)	1.0981	1.1224	(2)	1.1346	1.1384	-

In the second quarter of 2007, New York Mercantile Exchange (“NYMEX”) natural gas prices increased 11 percent from 2006 levels with prices averaging US$7.55/MMbtu, compared to US$6.79/MMbtu in the second quarter of 2006. AECO prices also increased from $5.95/GJ in 2006 to $6.99/GJ in 2007.  In the second quarter of 2007, crude oil prices continued to retreat from last years record highs, with West Texas Intermediate (“WTI”) averaging US$65.03/Bbl, eight percent lower than in the second quarter of 2006 and the Edmonton par price falling eight percent as well.

Year to date natural gas prices are lower than the prior year comparable period; average NYMEX prices for the first quarter of 2006 were US$8.98/MMbtu, considerably higher than the current year.  Year to date market prices of crude oil are lower in the current year consistent with the current quarter.

Average Realized Prices

	Three Months Ended			Six Months Ended
	June 30	June 30		June 30	June 30
	2007	2006	% Change	2007	2006	% Change
Natural gas ($/Mcf)	7.35	6.98	5	7.53	8.18	(8)
Oil and NGLs ($/Bbl)	64.66	66.79	(3)	62.74	63.15	(1)
Total ($/Boe)	48.08	46.81	3	48.67	51.83	(6)

Paramount’s average realized natural gas price for the second quarter of 2007, before realized gains on financial instruments, increased five percent to $7.35/Mcf compared to $6.98/Mcf in the second quarter of 2006.  Paramount’s average realized gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, eastern Canadian markets, California markets and a portion to aggregators.

Paramount’s average realized oil and NGLs price for the second quarter of 2007, before realized gains on financial instruments, decreased three percent to $64.66/Bbl as compared to $66.79/Bbl in the second quarter of 2006.  Paramount's Canadian oil and NGLs sales portfolio primarily consists of lease sales priced at Edmonton, adjusted for transportation and quality differentials.  Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to WTI.

Risk Management

Paramount’s outstanding financial forward contracts are disclosed in the consolidated financial statements in Note 13 – Financial Instruments.  Paramount has chosen not to designate any of the financial forward contacts as hedges.  As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded as either an asset or liability with changes in the fair value recognized in net earnings.

The realized and unrealized gain (loss) on financial instruments, including financial forward commodity contracts and the foreign exchange collar, are as follows:

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as noted)	2007	2006	2007	2006
Realized gain (loss)	0.5	30.3	22.6	29.4
Unrealized gain (loss)	(11.6)	(22.0)	(36.1)	7.4
Total gain (loss)	(11.1)	8.3	(13.5)	36.8

Realized gain (loss) ($/Boe)	0.30	19.26	6.89	9.42
Unrealized gain (loss) ($/Boe)	(6.90)	(13.97)	(11.00)	(2.40)
Total gain (loss) ($/Boe)	(6.60)	5.29	(4.11)	11.82

The following table provides a breakdown of the fair value of financial instruments included in the consolidated balance sheet:

($ millions)	June 30, 2007	December 31, 2006

Financial forward commodity contracts – asset	-	18.3
Financial forward commodity contracts – liability	(1.4)	-
Foreign exchange collar	(11.9)	4.5
Net financial instrument asset (liability)	(13.3)	22.8

Royalties

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as noted)	2007	2006	2007	2006
Natural gas	10.7	7.1	20.1	22.0
Oil and NGLs	3.9	2.7	8.1	4.6
Total	14.6	9.8	28.2	26.6
$/Boe	8.67	6.21	8.60	8.52
Royalty rate (%)	19.1	13.8	18.7	17.1

Royalties increased to $14.6 million in the second quarter of 2007 compared to $9.8 million in the second quarter of 2006, primarily as a result of increased realized royalty rates and increased revenues. The following table shows the impact of changes in revenue and royalty rates on royalty expense for the three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006:

($ millions)	Three months	Six months
Royalties – period ended June 30, 2006	9.8	26.6
Effect of changes in revenue	1.0	(0.6)
Effect of changes in royalty rates	3.8	2.2
Royalties – period ended June 30, 2007	14.6	28.2

Second quarter 2007 royalty rates were higher than the comparable period due to the impact of lower capital spending and operating costs in 2007 in Northern, which are immediately deductible for royalty purposes, and the impact of lower gas cost allowance credits. Royalties for the six months ended June 30, 2007 increased six percent to $28.2 million and include the impacts of lower realized gas prices in the first quarter of 2007 and higher royalty holidays compared to the first quarter of 2006.

Operating Expense

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as noted)	2007	2006	% Change	2007	2006	% Change
Operating expense	20.4	18.7	9	43.0	36.8	17
$/Boe	12.13	11.88	2	13.11	11.81	11

Operating expenses in the second quarter of 2007 were $20.4 million compared to $18.7 million in the second quarter of 2006 and increased primarily because of new wells and an increased working interest in the Resthaven plant in Kaybob, and new wells at Grande Prairie. For the six month period ended June 30, 2007 operating expenses have increased $6.2 million to $43.0 million, and include plant turnaround costs, workovers and maintenance performed in the first quarter of 2007.

Transportation Expense

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except as noted)	2007	2006	% Change	2007	2006	% Change
Transportation expense	4.2	3.5	20	8.5	7.1	20
$/Boe	2.49	2.22	12	2.58	2.29	13

Transportation expense increased 20 percent to $4.1 million in the second quarter of 2007 compared to $3.5 million in the second quarter of 2006, primarily because of increased sales volumes within Kaybob and Southern.  Year to date transportation expense is consistent with the current quarter and includes higher first quarter production at Northern.

Netbacks and Funds Flow From Operations

The following table summarizes Paramount’s reported netbacks and funds flow from operations:

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2007	2006	2007	2006

Revenue (1)	76.7	70.2	151.2	154.5
Royalties	(14.6)	(9.8)	(28.2)	(26.6)
Operating expenses	(20.4)	(18.7)	(43.0)	(36.8)
Netback excluding realized financial instruments	41.7	41.7	80.0	91.1
Realized gain (loss) on financial instruments – commodity contracts	0.5	30.3	17.7	29.4
Netback including realized gain (loss) on financial instruments	42.2	72.0	97.7	120.5
Realized foreign exchange gain (loss)	(1.8)	0.5	(2.0)	0.6
Gain on foreign exchange financial instrument	-	-	4.9	-
Gain (loss) on sale of investments	-	-	-	1.2
General and administrative expense	(9.6)	(7.1)	(18.2)	(14.2)
Stock-based compensation expense(2)	(1.6)	(3.7)	(2.5)	(6.7)
Interest (3)	(13.3)	(7.0)	(24.1)	(13.5)
Exploration - lease rentals	(0.8)	(0.2)	(1.5)	(0.9)
Asset retirement obligation expenditures	(1.3)	(0.2)	(1.9)	(0.4)
Distributions from equity investments	4.5	9.8	9.0	21.0
Current and large corporations tax	(0.3)	1.7	(0.5)	0.6
Funds flow from operations (4)	18.0	65.8	60.9	108.2

(1) Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

(2) Excluding non-cash stock-based compensation expense.

(3) Excluding non-cash interest expense.

(4) Funds flow from operations is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

The following table shows Paramount’s reported netbacks by product type on a per-unit basis and funds flow netback:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Produced gas ($/Mcf)
Revenue (1)	6.84	6.55	7.01	7.73
Royalties	(1.31)	(0.93)	(1.27)	(1.46)
Operating expenses	(2.02)	(2.01)	(2.21)	(2.00)
Netback excluding realized financial instruments	3.51	3.61	3.53	4.27
Realized gain (loss) on financial instruments – natural gas contracts	-	4.13	0.96	2.04
Netback including realized gain (loss) on financial instruments	3.51	7.74	4.49	6.31

Conventional oil ($/Bbl)
Revenue (1)	64.97	64.71	61.93	61.48
Royalties	(13.29)	(7.14)	(12.25)	(6.20)
Operating expenses	(12.13)	(11.19)	(12.95)	(11.20)
Netback excluding realized financial instruments	39.55	46.38	36.73	44.08
Realized gain (loss) on financial instruments – crude oil contracts	1.91	(4.05)	4.73	2.77
Netback including realized gain (loss) on financial instruments	41.46	42.33	41.46	46.85

Natural gas liquids ($/Bbl)
Revenue (1)	63.37	70.96	63.95	66.23
Royalties	(7.02)	(14.24)	(13.45)	(12.43)
Operating expenses	(12.13)	(10.64)	(11.13)	(10.54)
Netback	44.22	46.08	39.37	43.26

All products ($/Boe)
Revenue (1)	45.59	44.59	46.09	49.54
Royalties	(8.67)	(6.21)	(8.60)	(8.52)
Operating expenses	(12.13)	(11.88)	(13.11)	(11.81)
Netback excluding realized financial instruments	24.79	26.50	24.38	29.21
Realized gain (loss) on financial instruments - commodity contracts	0.30	19.26	5.39	9.42
Netback including realized gain (loss) on financial instruments	25.09	45.76	29.77	38.63

(1) Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

Funds Flow from Operations per Boe (3)

	Three Months Ended June 30		Six Months Ended June 30
($/Boe)	2007	2006	2007	2006
Netback including realized gain (loss) on financial instruments	$ 25.09	$ 45.76	$ 29.77	$ 38.63
Realized foreign exchange gain (loss)	(1.05)	0.29	(0.61)	0.23
Gain on foreign exchange financial instrument	-	-	1.49	-
Gain (loss) on sale of investments	-	-	-	0.40
General and administrative expense	(5.69)	(4.51)	(5.54)	(4.57)
Stock-based compensation expense(1)	(0.95)	(2.36)	(0.76)	(2.17)
Interest (2)	(7.89)	(4.45)	(7.36)	(4.33)
Exploration- lease rentals	(0.49)	(0.13)	(0.46)	(0.30)
Asset retirement obligation expenditures	(0.80)	(0.11)	(0.57)	(0.11)
Distributions from equity investments	2.68	6.21	2.75	6.75
Current and large corporations tax	(0.17)	1.08	(0.16)	0.19
Funds flow from operations per Boe ($/Boe) (3)	$ 10.73	$ 41.78	$ 18.55	$ 34.72

(1) Excluding non-cash stock-based compensation expense.

(2) Excluding non-cash interest expense.

(3) Funds flow from operations per Boe is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

Other Operating Items

General and Administrative Expense

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	9.6	7.1	18.2	14.3

General and administrative expense increased to $9.6 million in the second quarter of 2007 compared to $7.1 million in the second quarter of 2006.  For the six month period general and administrative expenses increased $3.9 million to $18.2 million. These increases are due primarily to consolidating MGM Energy to May 30, 2007, impacts of increased staff levels and compensation costs, and decreased recoveries from Trilogy.

Stock-Based Compensation Expense

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	3.0	(2.8)	(3.3)	17.6

Paramount recorded stock-based compensation expense of $3.0 million in the second quarter of 2007 compared to a stock-based compensation recovery of $2.8 million in the second quarter of 2006.  Stock based compensation expense or recovery includes the impacts of time-based vesting of the options and the relative movement of Paramount’s share price and Trilogy’s unit price over the period.

Depletion, Depreciation and Accretion Expense

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	41.4	33.0	74.9	67.5

Depletion, depreciation and accretion (“DD&A) expense increased to $41.4 million ($24.62 per Boe) in the second quarter of 2007 compared to $33.0 million ($20.98 per Boe) in the second quarter of 2006, primarily as a result of capital expenditures made by Paramount during 2006 and the first half of 2007.  The DD&A expense for the six month period is relatively consistent with the second quarter.

Exploration Expense

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	2.5	0.8	7.8	12.6

Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses.  These costs are expensed as incurred under the successful efforts method of accounting.  Exploration expense increased to $2.5 million in the second quarter of 2007 compared to $0.8 million in the second quarter of 2006. The 2007 balance includes the impact of consolidating MGM Energy to May 29, 2007.

Dry Hole Expense

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	-	12.2	47.6	18.9

Dry hole expense was $nil for the second quarter of 2007 compared to $12.2 million in the second quarter of 2006.

Dry hole expense for the six months ended June 30, 2007 related primarily to the MGM Energy winter drilling program where two wells were drilled on lands subject to the Farm-in Agreement when MGM Energy results were consolidated:  “Kumak I-25” and “Unipkat M-45”. The Kumak I-25 well was cased and suspended without further testing and the Unipkat M-45 well was abandoned. A total of $39.8 million of dry hole expense was recorded in respect of Kumak I-25 and Unipkat M-45. In addition, dry hole expense for the six months ended June 30, 2007 includes costs of unsuccessful exploratory wells, primarily within Northern and Grande Prairie.

Interest Expense

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	13.9	7.2	25.4	13.8

Interest expense increased to $13.9 million in the second quarter of 2007 compared to $7.2 million in the second quarter of 2006 because of higher debt levels, including the addition of Paramount’s US$150 million Term Loan B Facility (“TLB”), in the third quarter of 2006 and $100 million short-term Bridge Facility at the end of the first quarter of 2007.

Foreign Exchange (Gain)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	(32.1)	(11.7)	(36.2)	(10.7)

Paramount recorded a foreign exchange gain of $32.1 million in the second quarter of 2007 compared to a foreign exchange gain of $11.7 million in the second quarter of 2006.  The 2007 gain is primarily a result of unrealized foreign exchange gains related to US dollar denominated debt, including the US Senior notes and the TLB Facility.

Income from Equity Investments and Other

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

($ millions)	541.3	105.0	557.2	133.2

Income from equity investments and other (“Equity Earnings”) is comprised of equity earnings/losses, dilution gains/losses, and gains on sale of other investments. Equity Earnings for the three months ended June 30, 2007 included a $528.6 million gain on the sale of Paramount’s investment in North American, which is net of a bonus of 150,000 Common Shares of the Company having a value of $3.7 million paid to the Chairman and CEO of Paramount under the Company’s stock incentive plan, and $8.4 million of equity earnings from Trilogy.  These increases were partially offset by equity losses from North American and MGM Energy.

Second quarter 2006 equity earnings included $117.4 million of dilution gains from North American and Trilogy. During the second quarter of 2007 Paramount recorded dilution gains of $4.8 million relating to MGM Energy’s issuance of common shares. A total of $19.2 million of dilution gains were recorded in the first quarter of 2007.

Income and Other Tax Expense (Recovery)

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2007	2006	2007	2006
Current and large corporation tax expense	0.3	(1.8)	0.5	(0.6)
Future income tax expense	148.6	(0.4)	129.7	8.7
Income and other tax expense (recovery)	148.9	(2.2)	130.2	8.1

Current and large corporation tax expense increased to $0.3 million in the second quarter of 2007 compared to a recovery of $1.8 million in the second quarter of 2006.  The 2006 recovery was primarily a result of changes in tax legislation in respect of large corporation tax.  The increase in 2007 future income tax expense is a result of the dispositions of Paramount’s investments in North American and the Surmont Assets.

Capital Expenditures

The following table summarizes Paramount's capital expenditures on a consolidated basis.  Capital expenditures include all capital expenditures of MGM Energy to May 29, 2007.

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2007	2006	2007	2006
Land	3.2	10.4	10.0	22.5
Geological and geophysical	1.7	1.3	6.3	12.4
Drilling and completions	17.1	41.2	143.2	152.9
Production equipment and facilities	17.2	30.2	67.5	63.2
Exploration and development expenditures	39.2	83.1	227.0	251.0
Property acquisitions	-	10.5	-	35.1
Other	3.5	11.7	2.5	11.9
Capital expenditures	42.7(1)	105.3(2)	229.5(3)	298.0(2)
Proceeds on property dispositions and other	(92.3)	(2.1)	(92.3)	(2.5)
Net capital expenditures (1)(2)	(49.6)	103.2	137.2	295.5

(1)

Includes capital expenditures incurred by MGM Energy of $1.0 million from April 1, 2007 to May 29, 2007.

(2)

Includes capital expenditures incurred by Paramount related to oil sands interests sold to North American during the second quarter of 2006 of $60.4 million (exploration and development expenditures - $36.5 million, property acquisitions - $23.9 million).

(3)

Includes capital expenditures incurred by MGM Energy from January 12, 2007 to May 29, 2007 of $30.1 million to May 30, 2007

During the six months ended June 30, 2007, exploration and development expenditures totalled $227.0 million, which includes $30.1 million of capital expenditures incurred by MGM Energy from January 12, 2007 to May 30, 2007.

During the first quarter of 2007 and early part of the second quarter of 2007, Paramount executed its planned winter drilling program, focusing its activities on drilling and facilities projects, primarily in Kaybob, Northern and Grande Prairie.

A comparison of the number of wells drilled for the three and six months ended June 30, 2007 and June 30, 2006 is as follows:

	Three months ended June 30				Six Months Ended June 30
(wells drilled)	2007		2006		2007		2006
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	1	1	37	26	49	32	121	70
Oil	-	-	3	1	9	5	6	3
Oil sands evaluation	-	-	1	1	43	43	122	61
D&A (3)	-	-	-	-	4	3	5	4
Total	1	1	41	28	105	83	254	138

(1) “Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(3) “D&A” includes the two wells drilled by MGM Energy Corp.

Quarterly Information

	2007		2006				2005
($ millions, except as noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Funds flow from operations(1)	18.0	42.8	26.1	37.3	65.8	42.4	48.9	50.5
per share – diluted ($/share)	0.25	0.60	0.38	0.54	0.95	0.63	0.72	0.77

Net earnings (loss)	671.0	(16.1)	(159.6)	22.2	111.9	7.8	37.8	(69.1)
per share - basic ($/share)	9.46	(0.23)	(2.32)	0.33	1.65	0.12	0.57	(1.05)
per share – diluted ($/share)	9.34	(0.23)	(2.32)	0.32	1.61	0.12	0.56	(1.05)

Petroleum and natural gas sales	80.9	78.8	73.1	77.9	73.7	87.9	115.1	99.2

Quarterly sales volumes
Natural gas (MMcf/d)	89.5	84.8	79.0	81.4	83.2	82.9	92.7	98.8
Oil and NGLs (Bbl/d)	3,561	3,636	3,937	3,901	3,423	3,339	3,383	3,158
Total (Boe/d)	18,480	17,773	17,104	17,471	17,297	17,152	18,837	19,624

Quarterly average realized price
Natural gas ($/Mcf)	7.35	7.72	7.20	7.07	6.98	9.39	11.24	8.80
Oil and NGLs ($/Bbl)	64.66	60.84	57.47	69.32	66.79	59.39	61.74	65.95

(1) Funds flow from operations is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

Liquidity and Capital Resources

($ millions)	June 30, 2007	December 31, 2006
			Change
Working capital (surplus) deficit(1)	(518.4)	84.3	(602.7)
Credit facility	-	85.1	(85.1)
Term Loan B facility(4)	159.5	174.8	(15.3)
US Senior Notes(4)	227.1	248.9	(21.8)
Stock-based compensation liability (long-term portion) (2)	0.1	0.3	(0.2)
Net debt(3)(4)	(131.7)	593.4	(725.1)
Shareholders’ equity	1,201.9	563.8	638.1
Total	1,070.2	1,157.2	(87.0)

(1) Excludes current portion of stock-based compensation liability of $8.3 million at June 30, 2007 (December 2006- $nil) relating to Paramount Options.

(2) Excludes stock-based compensation liability of $4.8 million relating to Paramount Options at June 30, 2007 ($27.7 million – December 2006).

(3) Net debt is a non-GAAP measure.  Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this MD&A.

(4) Excludes debt financing costs.

As a result of the previously discussed dispositions of Paramount’s investment in North American, the Surmont Assets, and non-core principal properties for aggregate cash proceeds of approximately $775 million and funds flow from operations of $60.9 million during the six month period ended June 30, 2007, Paramount fully paid down its Bank Credit Facility and its $100 million senior unsecured non-revolving facility (“Bridge Facility”) by the end of June 2007, with the remaining amount invested in short-term money market instruments.

Subsequent to June 30, 2007 Paramount used its strong financial position to:

•

Prepay the entire amount outstanding under its US$150 million Term Loan B Facility;

•

Purchase US$51.5 million principal amount of  Paramount’s outstanding 8 1/2 percent US Senior Notes;

•

Purchase 887,500 of Paramount’s common shares under its Normal Course Issuer Bid for total consideration of approximately $16.5 million; and

•

Invest approximately $9.0 million in MGM Energy by purchasing 3.3 million common shares issued under MGM Energy’s public offering announced on July 23, 2007.

Working Capital

Paramount’s working capital position at June 30, 2007 was a surplus of $518.4 million, excluding the short-term portion of Paramount’s stock-based compensation liability, compared to a $84.3 million deficit at December 31, 2006.  Included in working capital at June 30, 2007, was approximately $452.9 million in cash and cash equivalents, an increase from $14.4 million at December 31, 2006 and a $75.0 million short-term note receivable resulting from the disposition of the Surmont Assets.

Short-Term Bank Indebtedness

On March 28, 2007, Paramount closed a six month $100 million Bridge Facility the full amount of which was drawn at closing. The Bridge Facility was repaid in full on June 29, 2007 and is no longer available.

Bank Credit Facility

On April 30, 2007, Paramount amended its $200 million credit facility with a syndicate of Canadian banks. Borrowings under the bank credit facility bear interest at a floating rate, based on the lenders’ prime rate, bankers’ acceptance rate or LIBOR, at the discretion of Paramount, plus an applicable margin dependent on certain conditions. The facility is available on a revolving basis for a period of 364 days, and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Advances drawn on the credit facility are secured by a first fixed and floating charge over the assets of the Company, excluding approximately 12.8 million of the Trilogy trust units owned by Paramount.

Subsequent to the repayment of the TLB Facility and purchasing of US Senior Notes, the net borrowing base under the facility was increased to $157 million from $120 million. The bank syndicate has provided aggregate commitments to lend up to $125 million under the facility, none of which has been drawn as of August 7, 2007.

At June 30, 2007, Paramount had letters of credit outstanding totalling approximately $15.3 million.  These letters of credit have not been drawn; however, they reduce the amount available to the Company under the Bank Credit Facility.

Term Loan B Facility

The US$150 million non-revolving TLB Facility was prepaid July 3, 2007 is no longer available to the Company.

US Senior Notes

At June 30, 2007, Paramount had approximately US$213.6 million (Cdn $227.1 million) of principal amount outstanding on the 8 1/2 percent US Senior Notes due 2013.  The US Senior Notes are secured by 12.8 million Trilogy trust units owned by Paramount, having a market value of approximately $121.7 million as of June 30, 2007.

Capital Program

The Company’s 2007 capital expenditures forecast remains at $300 million, excluding land, acquisitions, and MGM Energy’s capital expenditures.  Paramount’s capital spending for the remainder of the year will be focused in Kaybob and Southern, including the North Dakota drilling program. It is anticipated the capital spending will be funded by working capital, operations, and available debt capacity.

Share Capital

At August 7, 2007, Paramount had 70.0 million Common Shares outstanding.  At August 7, 2007 there were 5.0 million Stock Options (with each entitling the holder to acquire one Common Share) outstanding (0.3 million exercisable), and 0.5 million Holdco options (which do not entitle the holder to any securities of Paramount) outstanding (0.2 million exercisable).

Contractual Obligations and Commitments

Paramount has the following contractual obligations as at June 30, 2007:

($ millions)	Recognized in financial statements	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
US Senior Notes (1)	Yes	21.0	41.9	41.9	267.6	372.4
Term Loan B Facility(2)	Yes	17.1	34.3	34.3	180.4	266.1
Stock-based compensation liability (3)	Yes - Partially	14.0	10.3	0.8	-	25.1
Asset retirement obligations(4)	Yes - Partially	0.6	2.0	2.0	183.4	188.0
Pipeline transportation commitments(5)	No	16.8	32.0	17.2	58.0	124.0
Capital spending commitment	No	16.0	4.9	0.1	-	21.0
Leases	No	3.2	4.6	3.5	2.7	14.0
Total (6)		88.7	130.0	99.8	692.1	1,010.6

(1) The amount payable after five years includes interest totalling $21.0 million (US$18.2 million). Subsequent to June 30, 2007 US$51.5 million principal amount of the US Senior notes were repurchased.

(2) As at July 3, 2007, Term Loan B Facility was fully prepaid.

 (3) The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at June 30, 2007.

(4)Asset retirement obligations represent management’s estimate of the undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.

(5)Certain of the pipeline transportation commitments are secured by outstanding letters of credit totalling $3.7 million at June 30, 2007.

(6)In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which is 2023.

Paramount assigned its rights and obligations under the Farm-in Agreement to MGM Energy as part of the MGM Spinout.  Notwithstanding the assignment by Paramount of all of its rights and obligations to MGM Energy, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy.  MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations.

If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy will be obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations.  Any amount owing to Paramount will bear interest at a rate equal to Paramount’s cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy’s assets.  At June 30, 2007, MGM Energy estimated that its minimum remaining financial commitment under the Farm-in Agreement was approximately $120.0 million. On August 3, 2007, MGM Energy closed an issuance of common shares for gross proceeds of $111.5 million and stated the proceeds will be used, among other purposes, to fund its 2007-2008 oil and gas exploration activities.

Related Party Transactions

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy at cost or cost plus 10 percent depending on the applicable services agreement.  In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and / or Holdco Options and, therefore, stock-based compensation accrues to Paramount. The following table summarizes the related party transactions:

	Six Months Ended June 30, 2007		Six Months Ended June 30, 2006
($ millions)	Trilogy	MGM	Trilogy	MGM

Services Agreement	0.6	0.7	1.1	-
Stock-based Compensation	1.4	0.2	(1.1)	-
	2.0	0.9	-	-

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees at June 30, 2007, and have been derived directly from the investees’ financial statements. Amounts summarized do not incorporate adjustments that Paramount makes in applying the equity basis of accounting for such investments.  As a result, readers are cautioned that amounts included in the table below cannot be used to directly recalculate Paramount’s equity income and net investment respecting such investees.

	MGM Energy(2)		Trilogy
($ millions)	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Current assets	36.2	1.4	53.2	90.0
Long term assets	243.9	70.3	913.9	994.3
Current liabilities	7.3	6.8	85.6	149.3
Long term liabilities	3.1	4.4	467.7	414.1
Equity	269.7	60.5	413.8	520.9

Three months ended June 30,	2007	2006	2007	2006
Revenue	0.5	-	87.6	89.5
Operating expenses	-	-	23.5	23.4
General and administrative expenses	1.5	-	4.1	3.4
Other expenses	0.8	0.1	122.1	42.9
Net Income(loss), period ended June 30	(1.8)	(0.1)	(62.1)	19.8
Funds flow from operations, period ended June 30	-	-	50.2	35.1
Paramount’s proportionate interest (1) in equity investee	20.2%	n/a	16.2%	16.2%

(1) Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations, with the exception of Paramount continuing to be jointly and severably liable for the obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations are not satisfied by MGM Energy.  The Company is a securityholder of Trilogy and MGM Energy, just like any other securityholder of Trilogy and MGM Energy, and, accordingly, the value of the Company’s investment in Trilogy and MGM Energy is based on the value of Trilogy and MGM Energy securities held.

(2) Paramount spunout MGM Energy January 12, 2007, therefore, the assets, liabilities and equity at December 31, 2006 and results of operations for  the three months ended June 30, 2006 are presented on a carve-out basis.  Paramount consolidated MGM Energy from January 12, 2007 to May, 29, 2007 and commenced equity accounting for MGM Energy May 30, 2007. See ‘MGM Spinout and Dilution’ in this MD&A for more details.

Trilogy had 2.9 million trust unit options outstanding (0.1 million exercisable) at June 30, 2007 at exercise prices ranging from $9.25 to $23.95 per unit.  If all such outstanding trust unit options were exercised, Paramount’s proportionate interest in Trilogy would be reduced to 15.8 percent.

MGM Energy had 1.5 million stock options outstanding (nil exercisable) at June 30, 2007 at exercise prices ranging from $2.95 to $5.00 per share.  MGM Energy also had 14.2 million share purchase warrants outstanding (14.2 million exercisable) at June 30, 2007 having an exercise price of $6.00 or $7.50 per share depending  upon whether such warrants are exercised for common shares or flow-through common shares of MGM Energy. If all such stock options and warrants were exercised, Paramount’s proportionate interest in MGM Energy would be reduced to 17.2 percent.

2007 Outlook

Paramount expects average annual production for 2007 to be 17,500 Boe/d, a decrease of 3,500 Boe/d from previous guidance, primarily as a result of delays bringing behind-pipe volumes on production because of an extremely wet spring and summer, lower production rates from wells brought on in 2007 than originally anticipated, the disposition of non-core producing properties, and delays in the commencement of our North Dakota drilling program.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances.  Actual results could differ materially from these estimates.

Readers are referred to Paramount’s Management’s Discussion and Analysis for the year ended December 31, 2006 for a discussion of critical accounting estimates relating to (i) successful efforts accounting; (ii) reserves estimates; (iii) impairment of petroleum and natural gas properties; (iv) asset retirement obligations; (v) purchase price allocations; and (vi) income taxes and royalty matters.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, the Company adopted the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated.  The adoption of these standards had no material impact on the Company's net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

a)

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company's Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income.  For Paramount, OCI is currently comprised of the changes in the market value of short-term investments.  The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the June 30, 2007 period end unrealized gain on available for sale short-term investments of $0.1 million is included in the AOCI balance.  In addition, the change in the unrealized gain on short-term investments for the six months ended June 30, 2007 of $0.1 million, is now included in OCI in the Statement of Comprehensive Income.

b)

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in OCI. Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $7.0 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs within long-term debt.  The costs capitalized within long-term debt will be amortized using the effective interest method.  Previously, the Company deferred these costs within other assets and amortized them on a straight-line basis over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.

Financial instrument assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting.  Additional information on the Company's accounting treatment of derivative financial instruments is contained in Note 1 of the Company's annual audited Consolidated Financial Statements for the year ended December 31, 2006.

Initial Adoption of Accounting Policies

Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid short-term investments with original maturities of three months or less.  The short-term investments are classified as held-to-maturity and measured at amortized cost using the effective interest method.

Stock-based Compensation

MGM Energy has granted stock options to its employees and directors, as described in Note 11- Stock-based Compensation – to the Interim Consolidated Financial Statements.

The fair value method is used to recognize compensation expense associated with stock options granted by MGM Energy.  Fair values are determined using the Black-Scholes-Merton option-pricing model and relevant assumptions on the date options are granted.  Compensation costs are recognized over the vesting period of the options.

Advisories

Forward-looking Statements and Estimates

Certain statements included in this MD&A constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", "believe", "can", “consider”, "continue", "depend", "estimate", "expect", "if", "intend", "may", "plan", "project", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook.  Forward-looking statements or information in this document include but are not limited to estimates of future production and capital expenditures, business strategy and objectives, exploration, development and production plans and the timing thereof and operating and other costs.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things:

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals;

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currency, exchange and interest rates; and

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future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include but are not limited to:

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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risks and uncertainties involving the geology of oil and gas deposits;

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risks inherent in Paramount's marketing operations, including credit risk;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of resource estimates and resource life;

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the value and liquidity of Paramount’s equity investments and the returns on such equity investments;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses;

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the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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Paramount's ability to enter into or renew leases;

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health, safety and environmental risks;

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Paramount's ability to secure adequate product transportation;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

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the ability of Paramount to add production and reserves through development and exploration activities;

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weather conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

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uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

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changes in taxation laws and regulations and the interpretation thereof;

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changes in environmental and other regulations and the interpretation thereof;

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the cost of future abandonment activities and site restoration;

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the ability to obtain necessary regulatory approvals;

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risks associated with existing and potential future law suits and regulatory actions against Paramount;

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uncertainty regarding aboriginal land claims and co-existing with local populations;

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loss of the services of any of Paramount’s executive officers or key employees;

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the ability of Paramount to extend its credit facility on an ongoing basis;

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the requirement to fulfill obligations not fulfilled by MGM Energy Corp. under the farm-in agreement assigned to MGM Energy Corp. in connection with Paramount’s spinout of MGM Energy Corp.;

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the impact of market competition; and

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general economic and business conditions;

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Paramount uses the term "funds flow from operations", “funds flow from operations per share - basic”, “funds flow from operations per share - diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance.  The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital.  “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities.  “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows.  “Funds flow netback per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe for the relevant period.  “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. The calculation of ‘Net debt” is shown under the heading “Liquidity and Capital Resources” and excludes the current portion of stock based compensation relating to Paramount options.  Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, and “Bbl/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.